NYSE
AN ICE EXCHANGE

August 24, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of beneficial interest, no par value per share, of the following series of Northern Funds, under the Exchange Act of 1934:

- Northern Trust 2031 Tax-Exempt Distributing Ladder ETF
- Northern Trust 2036 Tax-Exempt Distributing Ladder ETF
- Northern Trust 2046 Tax-Exempt Distributing Ladder ETF
- Northern Trust 2056 Tax-Exempt Distributing Ladder ETF
- Northern Trust 2031 Inflation-Linked Distributing Ladder ETF
- Northern Trust 2036 Inflation-Linked Distributing Ladder ETF
- Northern Trust 2046 Inflation-Linked Distributing Ladder ETF
- Northern Trust 2056 Inflation-Linked Distributing Ladder ETF

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com